Exhibit 21.1

RADISYS CORPORATION

LIST OF SUBSIDIARIES

SUBSIDIARY	JURISDICTION OF INCORPORATION
Nihon RadiSys K.K.	Japan
RadiSys Systems Technology (Shanghai) Co. Ltd.	China
RadiSys (Malaysia) Sdn. Bhd.	Malaysia
RadiSys Canada ULC	Canada
RadiSys UK Limited	United Kingdom
RadiSys Convedia (Ireland) Limited	Ireland
RadiSys Technology (Ireland) Limited	Ireland
RadiSys Ireland Limited	Ireland
RadiSys GmbH	Germany
RadiSys B.V.	Netherlands
RadiSys Israel Ltd.	Israel